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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2004

Commission File Number: 333-112863-14

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.    Form 20-F ☐ Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes ☐ No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
March 18, 2004
	By:	/s/ BRIGITTE CATELLIER Brigitte Catellier Corporate Secretary

PRESS RELEASE

Couche-Tard achieves a satisfactory 3rd-quarter performance
Turning point with the Circle K acquisition

Excellent progress on Circle K integration plan

Highlights for the third quarter ended February 1, 2004

  •
  Closing of the Circle K acquisition on December 17, 2003.

  •
  Excellent progress on integration plan: more than $4 million in synergies achieved within the first 45 days—the objective of over US$50 million in synergies could be realized faster than expected.

  •
  Net earnings totalled $8.8 million or $0.09 fully diluted per share, compared with $14.1 million or $0.16 fully diluted per share. The quarter was marked by unusual items and a gross margin on Circle K's motor fuel sales of only 8.86 ¢ U.S. per gallon in the first 45 days following the acquisition.

Subsequent event

  •
  Couche-Tard entered into definitive purchase and sale agreements for some 320 Circle K properties. Estimated at US$250 million or Cdn$330 million, the proceeds from this sale will be used to repay a portion of Couche-Tard's long-term debt—bringing the net interest-bearing debt to total capitalization ratio to about 46%, closer to the target of less than 40%.

ATD.A, ATD.B / TSX

Laval, March 16, 2004—Alimentation Couche-Tard Inc. announces its financial results for the third quarter and the nine-month period ended February 1, 2004. The quarter's major event was the closing of the Circle K acquisition on December 17, 2003, for a total consideration of $1.06 billion, with the takeover of 1,663 Circle K company-operated stores in 16 American states, plus 627 franchises and affiliates. Due to the closing date, third-quarter results reflect the effects of this acquisition for a 45-day period.

"The integration of Circle K is going remarkably well thanks to its team's commitment both at the executive office and throughout the store network. The strategic plan to efficiently integrate these operations, enhance the sites, improve the product mix, and increase store profit margins within 18 to 24 months has been well received and is off to a good start. As tangible proof, synergies of over $4 million were achieved in the first 45 days of integration. But Circle K experienced a very weak motor fuel gross margin during this 45-day period. This margin was 8.86 ¢ U.S. per gallon, versus 13.22 ¢ U.S. in the same 45-day period a year earlier. If Circle K had contributed to results for the entire quarter, its margin would have been 12.52 ¢ U.S. per gallon. For the last 12 months, its margin stood at 16.44 ¢ U.S. per gallon, and at 12.76 ¢ U.S. for the previous 12 months. Thus, these margins point to a significant low for the 45-day period following the closing of the acquisition," indicated Alain Bouchard, President and Chief Executive Officer.

Press Release—Alimentation Couche—Tard Inc./2

Management's discussion and analysis of operating results and financial position

Operating results for the third quarter

For the 16 weeks ended February 1, 2004, Couche-Tard achieved sales of $1.79 billion, up from $1.06 billion for the same quarter a year earlier, an increase of 69.2% or $732.3 million. The Company realized 63.5% of its sales in the United States, compared with 41.3% in the third quarter last year.

  •
  In the United States, sales totalled $1.14 billion, up by 160.2% or $700.2 million. This major increase reflects mainly the contribution of the Circle K stores for a 45-day period, certain Dairy Mart stores under management contract acquired in the fourth quarter of the previous fiscal year, the 43 Clark stores acquired in September 2003, and the stores opened during the period, combined with the American network's internal growth. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 5.0% compared with the same quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 7.7% over the corresponding quarter a year earlier.

  •
  In Canada, sales amounted to $652.9 million, an increase of 5.2% or $32.0 million. Growth of average merchandise sales per store was 1.5% compared with the same period last year. Overall, the Company achieved satisfactory sales growth in its Canadian markets, given the market conditions affected by SARS, the decline in cross-border sales, the job losses in the Ontario manufacturing sector resulting from the exchange rate, and the fierce competition in Ontario. It should also be noted that the same period a year earlier saw aggressive promotions to retain Quebec market share in the beer category. Growth of average motor fuel volume per store was 8.4% over the third quarter of the previous fiscal year.

Gross margin grew by 59.0% or $133.9 million to $360.8 million, up from $226.8 million for the same quarter a year earlier. This increase is mainly due to higher sales, a higher consolidated merchandise and service gross margin, and a higher motor fuel gross margin in Canada—offset by a lower motor fuel gross margin in the United States.

  •
  Consolidated merchandise and service gross margin was 31.1% (including Circle K), reflecting the lower margin of Circle K's merchandise and service category due mostly to its different product mix, which will evolve in the coming periods. In Canada, gross margin was up 0.6% over the same 16 weeks of the previous fiscal year, at 30.7%. In the United States, the Midwest network's gross margin improved by 0.13% to 32.5%, reflecting the impact of improved purchasing terms resulting from the integration of Dairy Mart, coupled with the differentiation strategy.

  •
  Motor fuel gross margin grew in Canada to reach 4.63 ¢ per litre, compared with 4.36 ¢ per litre in the third quarter of the previous fiscal year. In the United States, the Midwest network's gross margin was also up at 12.33 ¢ U.S. per gallon, up from 11.83 ¢ U.S. per gallon for the corresponding period in 2003. Circle K's gross margin was 8.86 ¢ U.S. per gallon, versus 13.22 ¢ U.S. for the same 16 weeks a year earlier. This significant low does not reflect Circle K's margin on an annual basis. Motor fuel gross margin in the United States thus decreased to 10.43 ¢ U.S. per gallon, from 11.83 ¢ U.S. per gallon in the third quarter of the previous fiscal year.

Press Release—Alimentation Couche—Tard Inc./3

Operating expenses were up by $119.9 million or 64.1% over the corresponding quarter of 2003. This increase is primarily attributable to the expansion of the store network, notably following the Circle K acquisition. However, as a percentage of total sales, operating expenses decreased by 0.5% due to lower operating costs associated with higher motor fuel sales, which account for a larger proportion of total sales.

Depreciation and amortization of fixed assets and other assets grew by 66.3% to $24.9 million. This increase is mainly due to the Circle K acquisition, the full impact of the acquisition of Dairy Mart, and store renovations.

Financial expenses went from $4.6 million to $11.7 million due to the higher borrowings to finance the Circle K acquisition. In addition, the Company recorded a pre-tax write-off of financial expenses of $2.8 million related to the refinancing of existing debt in connection with the Circle K acquisition.

Net earnings amounted to $8.8 million or $0.10 per share ($0.09 fully diluted), compared with $14.1 million or $0.17 per share ($0.16 fully diluted). This variation is due mainly to:

  •
  Circle K's very weak motor fuel gross margin, at 8.86 ¢ U.S. per gallon for 45 days, representing an after-tax amount of $6.4 million or $0.07 fully diluted per share (calculated using the motor fuel gross margin of 13.22 ¢ U.S. per gallon for the 45-day period of the previous year);

  •
  and the following unusual or uncontrollable items which are presented on an after-tax basis:

  •
  a write-off of financial expenses of $1.9 million or $0.02 fully diluted per share, related to the refinancing of existing debt in connection with the Circle K acquisition;

  •
  the rise in the corporate tax rate in Ontario, entailing an adjustment of future income taxes totalling $1.1 million and equivalent to $0.01 fully diluted per share;

  •
  and the negative impact of approximately $1.0 million of the increase in the Canadian dollar, or $0.01 fully diluted per share.

Principal cash flows for the third quarter

Cash flows from operating activities amounted to $87.0 million, as opposed to negative cash flows of $9.7 million for the corresponding period a year earlier, an increase of $96.7 million. Cash and cash equivalents totalled $265.0 million as at February 1, 2004.

Investing activities used cash flows of $962.4 million in the third quarter, allocated mainly to:

  •
  the Circle K acquisition for a total of $951.1 million net of cash resulting from the acquisition;

  •
  and fixed assets of $32.2 million, including the opening of 21 stores and 11 QSRs, for a total of 195 QSRs across its North American network, and the implementation of 37 Store 2000, for a total of 998 in North America.

In the third quarter, the Company also concluded a sale-leaseback transaction totalling $19.5 million for 19 Clark stores.

Press Release—Alimentation Couche—Tard Inc./4

The Circle K acquisition was financed by:

  •
  the proceeds from the issuance of US$350 million 7 1/2% Senior Subordinated Notes due 2013;

  •
  borrowings totalling US$510 million under the Company's senior secured credit facility;

  •
  and the Cdn$223.7 million in proceeds from the issuance of Class B subordinate voting shares of the Company.

Operating results for the first nine months of the fiscal year

For the 40 weeks ended February 1, 2004, Couche-Tard announces sales of $3.64 billion, up from $2.55 billion for the same period a year earlier, an increase of 42.9% or $1.09 billion. The Company realized 52.3% of its sales in the United States, compared with 35.5% for the first nine months of the previous fiscal year.

  •
  In the United States, sales totalled $1.90 billion, an increase of $999.4 million, reflecting mainly the contribution of the Circle K stores for a 45-day period, certain Dairy Mart stores under management contract acquired in the fourth quarter of the previous fiscal year, the 43 Clark stores acquired in September 2003, and the stores opened during the period, combined with the American network's internal growth. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 3.6% compared with the corresponding period of the previous fiscal year, while growth of average motor fuel volume per store (excluding Circle K) was 5.8% over the first nine months of last year.

  •
  In Canada, sales increased by 5.7% or $92.9 million to $1.73 billion. Growth of average merchandise sales per storewas 2.6% compared with the same period a year earlier. Growth of average motor fuel volume per store was 7.1% over the first 40 weeks of fiscal 2003.

Gross margin grew by 35.8% or $203.6 million to $773.2 million, up from $569.5 million for the same period in 2003. This increase is mainly due to higher sales, a higher consolidated merchandise and service gross margin, and a higher motor fuel gross margin in Canada—offset by a lower motor fuel gross margin in the United States.

  •
  Consolidated merchandise and service gross margin stood at 31.6% (including the Circle K acquisition), reflecting the lower gross margin of Circle K's merchandising and service category. The gross margin in Canada was unchanged at 31.2%. In the United States, the Midwest network's growth margin increased by 0.6% over the same period of the previous fiscal year, to 32.8%, reflecting the impact of the integration of Dairy Mart which resulted in improved purchasing terms, coupled with the differentiation strategy.

  •
  Motor fuel gross margin increased to 4.75 ¢ per litre in Canada, up from 4.59 ¢ per litre for the first nine months a year earlier. In the United States, the Midwest network's gross margin grew to 12.01 ¢ U.S. per gallon, compared with 11.73 ¢ U.S. per gallon for the same period in 2003. Considering that Circle K's gross margin was 8.86 ¢ U.S. per gallon for the first 45 days subsequent to the acquisition, motor fuel gross margin in the United States stood at 10.96 ¢ U.S. per gallon.

Press Release—Alimentation Couche—Tard Inc./5

Operating expenses were up by $174.0 million or 39.3% over the first nine months of the previous fiscal year. This increase is primarily attributable to the Circle K acquisition, the full impact of the acquisition of Dairy Mart, and the growth of the Canadian network. As a percentage of total sales, operating expenses decreased by 0.4% due to lower operating costs associated with higher motor fuel sales, which account for a larger proportion of total sales.

Depreciation and amortization expenses grew by 43.0% to $48.4 million for the first 40 weeks ended February 1, 2004. This increase is due mainly to the Circle K acquisition, the full impact of the acquisition of Dairy Mart, and store renovations.

Financial expenses totalled $18.4 million, up 65.3% due to the higher borrowings to finance the Circle K acquisition. In addition, the Company recorded a pre-tax write-off of financial expenses of $2.8 million related to the refinancing of existing debt in connection with the Circle K acquisition.

Net earnings amounted to $58.4 million or $0.67 per share ($0.64 fully diluted), compared with $54.7 million or $0.65 per share ($0.63 fully diluted).

Principal cash flows for the first nine months of the fiscal year

Cash flows from operating activities tripled to total $192.9 million, compared with $66.4 million for the first 40 weeks of 2003.

Investing activities used cash flows of $1.03 billion in the first nine months. Besides the Circle K acquisition, these funds were allocated to:

  •
  the acquisition of 43 Clark stores in the American Midwest for a consideration of $45.0 million;

  •
  and the purchase of fixed assets of $73.5 million, primarily the opening of new locations and QSRs in stores, and the implementation of the Store 2000 concept.

In the first 40 weeks of the fiscal year, the Company concluded sale-leaseback transactions totalling about $42.0 million for 47 stores.

Financial position as at February 1, 2004

Principal balance sheet changes reflect mainly the Circle K acquisition, which resulted in more than doubling total assets to $2.56 billion, compared with $1.05 billion as at April 27, 2003. Interest-bearing debt totalled $1.15 billion as at February 1, 2004, up from $296.3 million at the close of the previous fiscal year. Shareholders' equity amounted to $716.6 million, an increase of 62.6%. The net interest-bearing debt to total capitalization ratio stood at 55%, versus 36% as at April 27, 2003.

Subsequent event

Couche-Tard entered into definitive purchase and sale agreements with two investment companies regarding the sale of some 320 Circle K properties and the leasing of these properties back to Couche-Tard on a long term basis. Estimated at US$250 million or Cdn$330 million, the proceeds from this sale will be used to repay a portion of the Company's long-term debt. That will bring the net interest-bearing debt to total capitalization ratio to 46%.

Press Release—Alimentation Couche—Tard Inc./6

Outlook

"In the fourth quarter, we will continue to focus on integrating Circle K, which gives Couche-Tard an excellent growth avenue in the U.S. market. The signing of the first supply agreements will enable us to achieve additional synergies. Over the next year, we will convert our American Midwest stores to the Circle K banner to benefit from its high profile throughout the U.S. market. In the fourth quarter, we will also pursue the developments planned for the rest of this year, to reach our objective for the fiscal year of opening 56 stores, implementing Store 2000 in about 200 locations, and setting up some 50 QSRs," said Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. It is the fourth largest convenience store operator in North America and the second largest independent convenience store operator in North America. The Company currently operates a network of 4,886 convenience stores, 3,070 of which include motor fuel dispensing, located in three large geographic markets in Eastern, Central and Western Canada, as well as 23 American states. Some 34,000 people work at Couche-Tard's head office and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
 Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
 info@couche-tard.qc.ca                                  www.couche-tard ..com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Press Release—Alimentation Couche—Tard Inc./7

CONSOLIDATED EARNINGS
(in thousands of canadian dollars, except per-share amounts) (unaudited)

	16 weeks		40 weeks
For the periods ended	February 1, 2004	February 2, 2003	February 1, 2004	February 2, 2003
	$	$	$	$
Sales	1,790,285	1,058,022	3,637,655	2,545,371
Cost of goods sold	1,429,520	831,191	2,864,495	1,975,839

Gross margin	360,765	226,831	773,160	569,532

Operating expenses	306,940	187,058	616,841	442,842
Depreciation and amortization of fixed and other assets	24,868	14,951	48,361	33,826

	331,808	202,009	665,202	476,668

Operating income (a)	28,957	24,822	107,958	92,864
Financial expenses	11,710	4,620	18,363	11,110

Earnings before income taxes and write-off of financial expenses	17,247	20,202	89,595	81,754
Write-off of financial expenses (Note 3)	2,775	—	2,775	—

Earnings before income taxes	14,472	20,202	86,820	81,754
Income taxes	5,659	6,126	28,449	27,054

Net earnings	8,813	14,076	58,371	54,700

Earnings per share (Note 4)
Basic	0.10	0.17	0.67	0.65
Fully diluted	0.09	0.16	0.64	0.63
Weighted number of shares	90,479,897	84,531,916	87,021,093	84,515,345
Number of shares — fully diluted	96,427,247	87,099,180	91,085,379	87,351,053
Number of shares outstanding at period end	98,399,450	84,531,916	98,399,450	84,531,916

  (a)
  During the quarter, the Company changed its presentation of operating income. Under the new presentation, operating income includes the depreciation and amortization of fixed and other assets. Furthermore, the amortization related to the deferred financing costs are now presented under financial expenses. The amortization of these expenses were previously presented under the depreciation and amortization of fixed and other assets.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED RETAINED EARNINGS
(in thousands of canadian dollars) (unaudited)

For the 40-week periods ended	February 1, 2004	February 2, 2003
	$	$
Balance, beginning of period as restated (Note 2)	183,517	117,476
Net earnings	58,371	54,700

	241,888	172,176
Share issue expenses (net of future income taxes of $970 in 2004)	2,157	—

Balance, end of period	239,731	172,176

The accompanying notes are an integral part of the consolidated financial statements.

Press Release—Alimentation Couche—Tard Inc./8

CONSOLIDATED CASH FLOWS STATEMENTS
(in thousands of canadian dollars) (unaudited)

	16 weeks		40 weeks
For the periods ended	February 1, 2004	February 2, 2003	February 1, 2004	February 2, 2003
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	8,813	14,076	58,371	54,700
Non-cash items
Depreciation and amortization	22,511	14,258	45,343	31,642
Write-off of financial expenses	2,775	—	2,775	—
Loss on disposal of fixed assets and other assets	177	396	1,057	462
Future income taxes	(2,764)	(100)	(4,879)	2,534

	31,512	28,630	102,667	89,338
Deferred revenues	9,193	—	9,193	—
Provision for site restoration costs	277	479	(389)	305
Changes in working capital items	46,122	(38,818)	81,455	(23,256)

Cash flows from operating activities	87,104	(9,709)	192,926	66,387
INVESTING ACTIVITIES
Business acquisitions (Note 3)	(951,135)	(12,020)	(996,170)	(151,274)
Fixed assets	(32,198)	(31,404)	(73,521)	(56,819)
Disposal of fixed assets and other assets	21,809	1,068	44,204	1,808
Goodwill and other assets	(918)	(502)	(2,092)	(2,805)

Cash flows from investing activities	(962,442)	(42,858)	(1,027,579)	(209,090)
FINANCING ACTIVITIES
Bank indebtedness	—	24,613	—	39,807
Long-term debt net of financial expenses paid	1,104,440	5,000	1,128,287	135,447
Repayment of long-term debt	(239,279)	(10,960)	(299,856)	(35,387)
Issue of shares net of related costs	220,932	—	221,851	4,146

Cash flows from financing activities	1,086,093	18,653	1,050,282	144,013

Effect of foreign currency adjustments on cash and cash equivalents	881	748	918	(17)

Net increase (decrease) in cash and cash equivalents	211,636	(33,166)	216,547	1,293
Cash and cash equivalents at the beginning	53,315	47,331	48,404	12,872

Cash and cash equivalents at the end	264,951	14,165	264,951	14,165

Supplemental information:
Interest paid	6,025	4,791	12,519	11,448
Income taxes paid	14,948	4,252	19,060	7,996

        The accompanying notes are an integral part of the consolidated financial statements.

Press Release—Alimentation Couche—Tard Inc./9

CONSOLIDATED BALANCE SHEETS
(in thousands of canadian dollars)

	As at February 1, 2004 (unaudited)	As at April 27, 2003
	$	$
ASSETS
Current assets
Cash and cash equivalents	264,951	48,404
Accounts receivable	116,273	84,830
Inventory	382,708	179,874
Prepaid expenses	18,405	3,487
Future income taxes	11,820	2,850

	794,157	319,445
Fixed assets	1,199,134	441,259
Goodwill	276,457	269,527
Other assets (Note 5)	254,800	16,167
Future income taxes	36,973	1,602

	2,561,521	1,048,000

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	599,227	270,585
Income taxes payable	27,025	10,306
Future income taxes	1,221	8,229
Instalments on long-term debt	30,439	17,986

	657,912	307,106
Long-term debt	1,122,318	278,327
Deferred credits and other liabilities	51,535	8,965
Future income taxes	13,150	12,953

	1,844,915	607,351
SHAREHOLDERS' EQUITY
Capital stock	483,514	258,536
Contributed surplus	1,222	1,222
Retained earnings	239,731	183,517
Cumulative translation adjustments	(7,861)	(2,626)

	716,606	440,649

	2,561,521	1,048,000

        The accompanying notes are an integral part of the consolidated financial statements.

Press Release—Alimentation Couche—Tard Inc./10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

1. FINANCIAL STATEMENTS PRESENTATION

        The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 27, 2003, with the exception of the accounting changes described in Note 2. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2003 annual report. The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2. CHANGES IN ACCOUNTING POLICIES

        In January 2004, the Canadian Institute of Chartered Accountants ("CICA") issued Abstract 144 of the Emerging Issues Committee ("EIC-144") entitled Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor.

        EIC-144 provides details regarding the accounting methods of certain considerations received from a vendor. EIC-144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. The Company retroactively adopted these new recommendations by anticipation on January 30, 2004.

        EIC-144 stipulates that cash consideration received by a customer from a vendor is presumed to represent a reduction of the price of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales and related inventory when recognized in the customer's earnings statement and balance sheet.

        However, this presumption is overcome when:

  i)
  The consideration is either a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue in the customer's earnings statement. However, any amount exceeding the estimated fair value of related goods received or services provided should be characterized as a reduction of cost of goods sold and related inventory when recognized in the customer's earnings statement and balance sheet.

  ii)
  The consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the earnings statement. However, any amount exceeding the cost being reimbursed should be characterized as a reduction of cost of goods sold.

        For the 16-week period ended February 1, 2004, the application of EIC-144 increased (decreased) cost of goods sold by $592 (($67) as at February 2, 2003). For the 40-week period ended February 1, 2004, the increase of cost of goods sold is $1,368 ($578 as at February 2, 2003).

        For the 16 and 40-week periods ended February 1, 2004, the application of EIC-144 reduced net earnings by $405 and $937 respectively.

Press Release—Alimentation Couche—Tard Inc./11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

        The following illustrates the impact of the application of EIC-144 on previously reported consolidated financial statements.

Consolidated Earnings and Consolidated Retained Earnings

	16-week period ended February 2, 2003		40-week period ended February 2, 2003
	As reported	As restated	As reported	As restated
	$	$	$	$
Operating income	24,755	24,822	93,442	92,864

Income taxes	6,098	6,126	27,245	27,054

Net earnings	14,037	14,076	55,087	54,700

Retained earnings, beginning of year	121,924	117,476	121,924	117,476

Earnings per share—basic	0.17	0.17	0.65	0.65

Consolidated Cash Flows Statements

	16-week period ended February 2, 2003		40-week period ended February 2, 2003
	As reported	As restated	As reported	As restated
	$	$	$	$
Net Earnings	14,037	14,076	55,087	54,700

Future income taxes	(120)	(100)	3,234	2,534

Changes in working capital items	(38,759)	(38,818)	(25,262)	(23,256)

Business acquisitions	(12,020)	(12,020)	(150,359)	(151,274)

Consolidated Balance Sheet

	As at April 27, 2003
	As reported	As restated
	$	$
Inventories	188,848	179,874

Future income taxes (current asset)	1,647	2,850

Goodwill	268,612	269,527

Income taxes payable	10,407	10,306

Future income taxes (current liability)	10,463	8,229

Retained earnings	188,158	183,517

Cumulative translation adjustments	(2,746)	(2,626)

Guarantees

        In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (AcG-14), which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective April 28, 2003.

        In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party, (ii) failure of another party to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due.

Press Release—Alimentation Couche—Tard Inc./12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

        As at February 1, 2004, the Company has no important guarantees that meet the criterias set out in AcG-14.

3. BUSINESS ACQUISITIONS AND REFINANCING

        On December 17, 2003, the Company acquired from ConocoPhillips Company all outstanding shares of The Circle K Corporation (Circle K) and became the owner of a chain of 1,663 stores located in 16 American states, mainly in the southern United States. Circle K also has franchising and licence agreements with over 627 stores.

        Considering the acquisition costs, this acquisition was completed for a total cash consideration of $1,059,195. The transaction was financed in part by the issue of 13,555,538 new class "B" subordinated voting shares (see Note 6), by unsecured first-class subordinated notes maturing in 2013 at the rate of 7.5% totalling US$350,000 and by new credit facilities composed of a revolving term credit with a total combined amount of $150,000, a Canadian facility with a five-year term of US$265,000 and an American facility with a seven-year term of US$245,000. These credit facilities replace former credit facilities as at December 17, 2003. Financing expenses relating to former credit facilities were written off.

        On September 4, 2003, the Company acquired certain assets of Clark Retail Enterprises Inc. and became the owner of 43 stores in the states of Illinois, Indiana, Iowa, Michigan and Ohio.

        Taking acquisition costs into account, this acquisition was for a total cash consideration of $45,035. The full amount of the transaction was financed through the Company's existing credit facilities. Most of the goodwill is expected to be deductible for tax purposes.

        The preliminary allocations of the above-mentioned purchase prices were determined using information available and on the basis of preliminary evaluations. The allocation is subject to change when new information becomes available.

	Circle K	Clark	Total
	$	$	$
Current assets	323,174	8,931	332,105
Fixed assets	763,855	29,628	793,483
Goodwill	—	7,309	7,309
Other assets	201,719	—	201,719
Future income taxes	44,817	—	44,817

	1,333,565	45,868	1,379,433
Current liabilities assumed	229,106	833	229,939
Long-term debt assumed	10,061	—	10,061
Deferred credits and other liabilities assumed	35,203	—	35,203

Net assets	1,059,195	45,035	1,104,230
Less: cash from the acquisition	108,060	—	108,060

Cash consideration	951,135	45,035	996,170

Press Release—Alimentation Couche—Tard Inc./13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

4. EARNINGS PER SHARE

	16-week period ended February 1, 2004			16-week period ended February 2, 2003
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to class "A" and "B" shareholders	8,813	90,480	0.10	14,076	84,532	0.17
Dilutive effect of stock-based compensation and of subscription receipts	—	5,947	(0.01)	—	2,567	(0.01)

Diluted net earnings available for class "A" and "B" shareholders	8,813	96,427	0.09	14,076	87,099	0.16

	40-week period ended February 1, 2004			40-week period ended February 2, 2003
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to class "A" and "B" shareholders	58,371	87,021	0.67	54,700	84,515	0.65
Dilutive effect of stock-based compensation and of subscription receipts	—	4,064	(0.03)	—	2,836	(0.02)

Diluted net earnings available for class "A" and "B" shareholders	58,371	91,085	0.64	54,700	87,351	0.63

        For the 16-week period ended February 1, 2004 no (1,725,000 as at February 2, 2003) stock options were excluded from the calculation of the fully diluted earnings per share due to their antidilutive effect.

        For the 40-week period ended February 1, 2004, 545,850 (751,500 as at February 2, 2003) stock options were excluded from the calculation of the fully diluted earnings per share due to their antidilutive effect.

5. OTHER ASSETS

	2004	2003
	$	$
Trade names	185,746	—
Deferred charges, at amortized cost	44,179	8,005
Deferred pension expense	3,715	3,905
Other, at cost	21,160	4,257

	254,800	16,167

Press Release—Alimentation Couche—Tard Inc./14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

6. CAPITAL STOCK

        On December 17, 2003, the Company exchanged 13,555,538 subscription receipts for Class "B" subordinate voting shares on a one-to-one ratio. These subscription receipts were issued on October 6, 2003 at a price of $16.50 each for aggregate proceeds of $223,700. The share issue expenses, net of the related future income taxes, total $2,157.

        As at February 1, 2004, the Company had 28,548,424 (28,548,824 as at February 2, 2003) outstanding Class "A" voting shares each comprising 10 votes per share and 69,851,026 (55,983,092 as at February 2, 2003) outstanding Class "B" voting shares each comprising 1 vote per share.

7. STOCK-BASED COMPENSATION PLAN

        As at February 1, 2004, the Company offers a stock-based compensation plan to employees, which is described in the financial statements for the year ended April 27, 2003. As at February 1, 2004, 6,613,500 (6,210,000 as at February 2, 2003) stock options for the purchase of Class "B" subordinate voting shares were granted. These stock options can be gradually exercised at various dates until December 17, 2013 at an exercise price varying from $4.77 to $22.87.

        Since the beginning of the year, the Company has granted five series of stock options totalling 730,000 stock options at an average exercise price of $20.03. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net income and earnings per share would have been adjusted to the pro forma amounts indicated in the following table:

	16-week period ended February 1, 2004		16-week period ended February 2, 2003
	As reported	Pro forma	As reported	Pro forma
Net earnings	$8,813	$7,179	$14,076	$13,912

Basic earnings per share	$0.10	$0.08	$0.17	$0.16

Diluted earnings per share	$0.09	$0.07	$0.16	$0.16

	40-week period ended February 1, 2004		40-week period ended February 2, 2003
	As reported	Pro forma	As reported	Pro forma
Net earnings	$58,371	$56,389	$54,700	$54,162

Basic earnings per share	$0.67	$0.65	$0.65	$0.64

Diluted earnings per share	$0.64	$0.62	$0.63	$0.62

        To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

        The pro forma effect on net income of the period is not representative of the pro forma effect on net income of future periods because it does not take into consideration the pro forma compensation cost related to options awarded prior to April 29, 2002.

        The fair value of options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

Press Release—Alimentation Couche—Tard Inc./15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

7. STOCK-BASED COMPENSATION PLAN (Continued)

	February 1, 2004	February 2, 2003
Expected dividend yield	None	None
Average expected volatility	30%	30%
Average risk-free interest rate	4.57%	5.27%
Expected life	8 years	8 years

        The average fair value of stock options granted since the beginning of the year is $9.07 ($7.07 as at February 2, 2003).

8. SEGMENTED INFORMATION

        The Company essentially operates in a single reportable segment, the sale of convenience products and gasoline through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and gasoline. The company operates convenience stores in Canada and in the United States.

        Information on the principal revenue classes as well as geographic information is as follows:

	16-week period ended February 1, 2004			16-week period ended February 2, 2003
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and other services	451,524	507,656	959,180	430,816	187,165	617,981

Gasoline	201,372	629,733	831,105	190,065	249,976	440,041

	652,896	1,137,389	1,790,285	620,881	437,141	1,058,022

Gross Margin
Merchandise and other services	138,468	160,273	298,741	129,771	60,665	190,436

Gasoline	18,891	43,133	62,024	16,311	20,084	36,395

	157,359	203,406	360,765	146,082	80,749	226,831

Fixed assets and goodwill(a)	475,693	999,898	1,475,591	446,608	247,585	694,193

Press Release—Alimentation Couche—Tard Inc./16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

8. SEGMENTED INFORMATION (Continued)

	40-week period ended February 1, 2004			40-week period ended February 2, 2003
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and other services	1,222,295	827,377	2,049,672	1,161,383	375,689	1,537,072

Gasoline	512,545	1,075,438	1,587,983	480,530	527,769	1,008,299

	1,734,840	1,902,815	3,637,655	1,641,913	903,458	2,545,371

Gross Margin
Merchandise and other services	381,799	265,498	647,297	362,050	120,793	482,843

Gasoline	49,111	76,752	125,863	44,057	42,632	86,689

	430,910	342,250	773,160	406,107	163,425	569,532

  (a)
  Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

9. SUBSEQUENT EVENTS

        On March 15, 2004, the Company entered into definitive purchase and sale agreements with two investment companies for the sale of some 320 Circle K properties acquired on December 17, 2003 and the leasing of these properties back to the Company on a long term basis. This transaction is subject to customary closing conditions.

        The agreement stipulates that these sites will be leased to the Company for 15 years with several renewal provisions.

        Minimum lease payments under the leases total approximately US$23,000 per year, subject to indexation features.

        The proceeds from this transaction of approximately US$250,000 will be used to reimburse part of the long-term debt. Financing expenses related to the long-term debt paid out will be written off following the reimbursement. This amount will be approximately $9,500.

10. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

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SIGNATURES
CONSOLIDATED EARNINGS (in thousands of canadian dollars, except per-share amounts) (unaudited)
CONSOLIDATED RETAINED EARNINGS (in thousands of canadian dollars) (unaudited)
CONSOLIDATED CASH FLOWS STATEMENTS (in thousands of canadian dollars) (unaudited)
CONSOLIDATED BALANCE SHEETS (in thousands of canadian dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)